EXHIBIT 99.1

Yamana Gold Reports Strong Third Quarter 2020 Financial Results; Highest Operating Cash Flows Since 2015 of $215.0 Million; Year-Over-Year Free Cash Flow Up More Than 300%; Net Debt Declines a Further $148.9 Million

TORONTO, Oct. 29, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) reports its financial and operational results for the third quarter of 2020. The Company posted strong quarterly production and impressive financial performance with increased earnings, EBITDA, cash flow and free cash flow(3)  and continuing increases in cash balances.

THIRD QUARTER HIGHLIGHTS

Strong Adjusted Net Earnings(1) and Cash Flows, Further Reduction in Net Debt(3)

  Adjusted net earnings(1) of $92.9 million or $0.10 per share basic and diluted compared to adjusted net earnings of $49.5 million or $0.05 per share basic and diluted a year earlier.
  Net earnings were $55.6 million or $0.06 per share basic and diluted compared to net earnings of $201.3 million or $0.21 per share basic and diluted a year earlier.(1)
  Strong cash flows from operating activities of $215.0 million and cash flow from operating activities before net change in working capital of $199.0 million reflect the impact of strong production, strong precious metals prices and the positive impact of foreign exchange on the costs of the Company.
  If adjusted for margins associated with the sales of Barnat pre-commercial production of approximately $13.5 million which are disclosed as a credit to expansionary capital and investing cash outflows, and for the $8.6 million of costs incurred in association with COVID-19, normalized cash flows from operating activities and normalized cash flows from operating activities before net change in working capital(3) would have been approximately $237.1 million and $221.1 million, respectively.
  Cash flows from operating activities is at multi-year highs which includes periods with considerably more production from mines that have since been divested or discontinued.
  To ensure consistency of and prospects for cash flows, the Company compares cash flows in a particular quarter with the average of cash flows in the preceding three quarters. This measure is looked at on a rolling basis quarter over quarter. Continuing with a recent trend, cash flow from operating activities and net free cash flow(3) for the quarter exceeded the averages of such cash flows for the preceding three quarters by 52% and 103%, respectively, thereby further demonstrating the strength and resilience of the cash flow generation capacity of the Company.
  Net free cash flow(2) of $185.5 million and free cash flow before dividends and debt repayments(2) of $156.8 million, representing increases of 107% and 316% from the comparative prior year quarter.
  Net debt(3) decreased by  $148.9 million to $619.1 million, which advances and the Company’s objective of achieving a positive net cash(3) position which is now well ahead of schedule.  The Company ended the quarter with a leverage ratio of under 0.8x, ahead of schedule in relation to the Company's previously stated objectives.
  As at September 30, 2020, the Company had cash and cash equivalents of $474.2 million, an increase of $149.4 million from June 30, 2020. The Company has sufficient cash on hand and liquidity through its current balances and incoming cash flows to fully manage its business and fund growth without having to borrow. This includes, but is not limited to obligations related to the Jacobina plant expansions, development of the Odyssey underground project at Canadian Malartic, generative exploration, development of the integrated Agua Rica and Alumbrera project, and further balance sheet improvements, while having excess funds to dedicate to possible other opportunities and dividend increases.
  With its preliminary operating results reported in October, the Company increased its 2020 production guidance to 915,000 gold equivalent ounces ("GEO")(4) from the previous guidance of 890,000 GEO, representing an increase of 3%. Gold production and silver production guidance have increased from previous guidance by approximately 1% and 6%, respectively.
	Three months ended September 30
(In millions of United States Dollars)	2020	2019
Net Free Cash Flow(2)	$185.5	$89.5
Free Cash Flow before Dividends and Debt Repayments(2)	$156.8	$37.7
Decrease in Net Debt(3)	$(148.9)	$(810.3)

(All amounts are expressed in United States Dollars unless otherwise indicated)
(See end notes on page 13)

Subsequent Events: Announced Dividend Increase; Completed London Listing; Repaid Credit Facility

  The Company announced it has increased its annual dividend by a further 50% to $0.105 per share, for shareholders of record at the close of business on December 31, 2020. At the new rate, the dividend will be 425% higher than the rate  just 18 months ago.
  On October 13, the Company completed its listing and began trading on the Main Market of the London Stock Exchange, adding another senior exchange for trading of the Company's shares and further expanding its public market profile.
  On October 23, the outstanding $100.0 million on the $750.0 million credit facility was repaid. This follows the repayment of the initial $100.0 million in June of the $200.0 million drawn during the first quarter of 2020 as a precaution due to the uncertainty around COVID-19.

Strong quarterly production results

  Above plan gold production of 201,772 ounces was underpinned by standout production from Jacobina, Canadian Malartic, El Peñón, and Minera Florida.
  Above plan silver production of 3,040,341 ounces was underpinned by an exceptionally strong performance from El Peñón, which greatly exceeded plan with mine sequencing favouring mining of higher silver grade zones.
  GEO(4) production of 240,466 ounces exceeded plan as a result of strong gold and silver production.
  All-in sustaining costs ("AISC")(3) for the quarter of $1,096 per GEO, which was well below plan and in line with annual guidance.
  Total cost of sales and cash costs(3) of $1,186 and $723 per GEO, respectively, which were well below plan and in line with annual guidance.
  Cash costs(3) remained consistent with the second quarter, as secondary development ramped up commensurate to the increase in production, therefore maintaining a similar cost per ounce.
  For the fourth quarter, which is expected to be the strongest production quarter of the year, the cost per ounce is expected to decrease.
  With sustaining capital deferrals in the second quarter while certain operations ramped up from temporary suspensions due to COVID-19 restriction, sustaining capital increased in the third quarter as expected and in line with the Company's AISC(3) guidance of $1,020 to $1,060 per GEO for the second half of 2020.

Standout Performances at Jacobina, El Peñón, Minera Florida and Canadian Malartic; Cerro Moro Mine and Plant Operating at Full Capacity; Positive Exploration Results Delivered Across Operations

Canadian Malartic

Canadian Malartic's standout production performance exceeded plan for the third quarter of 2020 due to higher mill throughput and feed grade. The transition to and ramp-up of the Barnat deposit, along with record throughput which resulted in the feed of ore that would have otherwise been stockpiled, caused some feed grade variation and impacted recoveries. Despite such impact, recovery for the quarter was in line with the metallurgical model. The successful ramp-up of the deposit resulted in Barnat declaring commercial production on September 30, 2020. During the quarter, Barnat produced 13,305 ounces of pre-commercial production gold on a 50% basis and meaningful contributions are expected to begin in the fourth quarter. On a 50% basis, a total of $7.2 million of expansionary capital expenditures was spent during the third quarter on the Barnat Extension Project. The remaining extension work in 2020 is focused on overburden stripping and topographic excavation continuing according to plan.

The main focus of exploration during the third quarter was to provide support for an aggressive infill drill program at East Gouldie, where twelve diamond drill rigs completed 38,000 metres. For more information on exploration at Canadian Malartic during the quarter, please see the 'Canadian Malartic Underground' section on page 8 and press release issued October 28, 2020, titled 'Yamana Gold Provides An Update On Exploration Activities At Canadian Malartic'.

Jacobina

Jacobina once again exceeded its production plan and prior year results with gold production of 44,080 ounces for the third quarter of 2020. Recovery rates and grade for the third quarter were both in line with plan, and were higher than the comparative quarter. Higher production resulted from increased throughput compared to plan, with mill processing achieving a higher than planned steady-state 6,800 tonnes per day ("tpd").

Approximately 5,225 metres of drilling were completed in the quarter at Jacobina, including 200 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, and 5,025 metres of exploratory drilling dedicated to defining new inferred mineral resources. Drilling activity focused on the new inferred resources program was completed at Canavieiras Sul and Canavieiras Central connector zone and at João Belo Sul, bringing the year-to-date total drilled to 8,111 metres. Exploration drilling carried out at Canavieiras Sul and Central during the quarter continued to return positive results from Maneira reef, extending mineralization 60 metres southward from the last intersection at Canavieiras Central and 150 metres north from Canavieiras Sul, confirming new potential mineral resource along a 300-metre strike length linking the two areas. In addition, drilling returned positive results from the MU, LVL and LU reefs in the sector, extending good grade mineralization over 150 metres from the current Canavieiras Sul model. The exploration drift linking Canavieiras Sul with Canavieiras Central is now operational and provides access to further drilling setups.

Cerro Moro

The Cerro Moro mine and processing plant were operating at full capacity as of September 30, 2020, after a   longer ramp-up of operations following a temporary suspension due to inter-provincial travel restrictions related to COVID-19 which impacted availability of workers travelling from out of province. Cerro Moro's plant has now returned to its optimized 1,000-1,150 tpd throughput, which is expected to be maintained going forward.

Silver dominated the quarter for Cerro Moro resulting from strong, silver feed grades and recoveries. The transition to underground ore at higher grades than the open pit ore continued in the quarter and will continue in the fourth quarter, with most of the ore to plant from the Escondida Far West, Zoe, Escondida Central and Escondida West underground mines. With grade and production anticipated to increase substantially, costs are also expected to decrease, thereby bringing Cerro Moro's cost more in line with the Company's average. With linear development improvements, mine flexibility will also increase and create operational efficiencies.

Exploration drilling in the quarter targeted the Escondida-Zoe structural corridor, with both infill drilling and testing new exploration targets based on new interpretations of the plunge of the mineralized envelope, as well as a number of targets in the core mine and district, including Michelle North, Bella Vista, Angostina, Lucia and the newly discovered Roger zone at Naty. Drilling down plunge at Zoe intersected visually positive results and initial encouraging results at Michelle and Roger indicate potential for additional resources in these sectors. Roger is a recently identified northwest striking splay of the Naty vein with two new positive drill intercepts. Ongoing drilling will test the geometry and strike length of the structure for possible resource addition.

In a further significant exploration achievement, surface work has identified a new target, the Selene vein, in the north with promising surface samples traced for over 11,000 metres on surface. The Selene vein has a significantly longer strike length than any other target identified on the property to date and is more typical of some other veins in the Deseado Massif low sulphidation vein district. Sections of the vein have reported surface assays with between 1.0 g/t and 15.0 g/t of gold from selected grab and chip samples, providing drill ready targets expected to be drilled in the fourth quarter. The exploration drilling program will be expanded during the fourth quarter as infill drilling is completed and a fifth drill rig has since been added.

The metallurgical PQ ore drill program was completed at Michele, Michele Ext, Carlita and Tres Lomas and samples have been sent to Bureau Vertias for column leach tests as part of an ongoing evaluation of near-surface oxide and low-sulfide material potentially suitable for low cost open pit extraction and processing.

El Peñón

El Peñón had a strong third quarter, with strong gold production and silver production greatly exceeding plan, primarily due to processing higher grade silver ore. Higher gold grades are anticipated in the fourth quarter due to increased underground production and lower stockpile reclaim, as well as mining from higher gold grade sectors. Silver grade and production were higher than plan due to processing ore from the Al Este sector in the underground mine, which is a high grade silver area, however this higher silver grade was temporary as a result of mining sequence and is expected to normalize in the fourth quarter.

Exploration drilling of approximately 24,965 metres in 74 drill holes was completed during the third quarter, testing 17 sectors. Positive results from Colorada Sur, Pampa Campamento, and El Valle indicate good potential in these areas, which remain open for discovery of additional resources. Drill highlights from these target areas include: drill hole SNX0973, 14.3 g/t of gold and 502 g/t of silver over a horizontal width of 1.0 metres at Colorada Sur; and hole UIP0009, 24.0 g/t of gold and 234.0 g/t of silver over a horizontal width of 2.80 metres at Pampa Campamento. For detailed drill results, please see the press release issued September 8, 2020, available on the Company's website at http://www.yamana.com. The Colorada Sur discovery, which is the southern extension of the highly productive La Colorada Vein system, one of the principal veins complexes at El Peñón, is expected to be significant. The recently defined mineralization remains open at depth, between ore shoots and towards the south.

District exploration continues to build on previous exploration targets with over 3,000 soil and rock samples collected and approximately 2,843 metres of scout drilling in 11 holes completed. Most drilling results are pending, with encouraging initial results including geochemical anomalies grading up to 80.0 g/t of silver and 0.9 g/t of gold in individual core samples. Surface sampling continues to generate new gold and pathfinder soil and rock anomalies, providing good drill targets for follow-up this year and in 2021.

Minera Florida

Minera Florida had a strong third quarter, with production increasing 30% quarter over quarter. Positive results were primarily due to higher feed grade and increased tonnes processed, largely as a result of continuing improvements in productivity with contributions from the Pataguas and Don Leopoldo mining zones. Recent optimizations made to the processing plant have demonstrated improvements to the recovery rate. Further studies suggest that with additional improvements to the leaching circuit, expected recovery rates could increase and reach up to 94%. Additionally, processing rates continue to benefit from mill optimization initiatives.

Exploration activities continued to ramp up significantly in the third quarter with 14,952 metres of total drilling in 83 drill holes completed, representing approximately 78% of planned full-year infill and new resource drilling. Approximately 7,507 metres of infill drilling was completed at eight targets, including Pedro Valencia, Fantasma, Juan Pablo, Maqui, Polvorín, Tribuna, Don Leopoldo and Patagua Norte, dedicated to converting inferred mineral resources to measured and indicated mineral resources. High-grade new intercepts were encountered at the intersection of the Patagua and Don Leopoldo veins and at the Polvorín vein. Exploration drilling included approximately 7,445 metres, completed in 37 drill holes testing eight targets, including Satélite PVS, Fantasma, Juan Pablo, Maqui, Polvorín, Tribuna, Don Leopoldo and Patagua Norte, dedicated to the discovery of new deposits or definition of new inferred mineral resources. Good results were returned from the La Flor and Polvorín Oeste veins, developing new targets at depth and to the north and south of the known zone, at Patagua, opening up a 250-metre corridor (Queseria block) east of the extent of development, and at the Don Leopoldo Sur vein.

Summary of Certain Non-Cash and Other Items Included in Net Earnings

Net earnings for the three months ended September 30, 2020, were $55.6 million or $0.06 per share basic and diluted. Earnings were negatively impacted by $37.3 million of items that management believes may not be reflective of current and ongoing operations and which may be used to adjust or reconcile input models in consensus estimates. Significant and unusual adjusting items in the quarter include:

  A $4.2 million loss on the revaluation of the Company's monetary assets and liabilities, owing to movements in local currencies in multiple jurisdictions where the Company operates;
  A $5.1 million loss on the mark-to-market of the Company's outstanding equity instruments related to share-based payments in association with Performance Share Units and Deferred Share Units, resulting from an increase in share price;
  An $8.6 million expense, representing costs incurred by the Company as a result of COVID-19-related temporary suspensions, standby or reductions at certain operations, and direct incremental costs associated with operating under COVID-19 related restrictions. Costs were incurred predominantly at Cerro Moro due to government imposed restrictions on activity, and also in Chile and Brazil due to health authority regulations for temporary workforce reductions, and/or to promote social distancing;
  $8.7 million of non-cash tax losses on unrealized foreign exchange gains and $12.8 million of tax losses on non-routine transactions and adjustments.
(In millions of United States Dollars, except per share amounts, totals may not add due to rounding, unaudited)	Three months ended September 30
	2020	2019
Non-cash unrealized foreign exchange losses	$4.2	$17.1
Share-based payments/mark-to-market of deferred share units	5.1	9.0
Mark-to-market (gains) losses on derivative contracts, investments and other assets and liabilities	(1.5)	1.6
Gain on sale of subsidiaries and other assets	(1.8)	(284.6)
Share of one-off provision recorded against deferred income tax assets of associate	—	13.0
Financing costs paid on early note redemption	—	35.0
Temporary suspension and standby costs	2.9	—
Other incremental COVID-19 costs	5.7	—
Other provisions, write-downs and adjustments (i)	6.1	28.8
Non-cash tax on unrealized foreign exchange gains	8.7	36.7
Income tax effect of adjustments	(4.9)	(0.8)
One-time tax adjustments	12.8	(7.6)
Total adjustments - increase (decrease) to earnings	$37.3	$(151.8)
Total adjustments - increase (decrease) to earnings per share	$0.04	$(0.16)

(i) This balance includes, among other things, revisions in estimates and write-downs & provisions, or reversals of provisions, for items such as tax credits and legal contingencies.

Covid-19 Related Costs

The Company incurred $8.6 million in COVID-19 related costs during the quarter including $2.9 million in temporary suspension and standby costs. The Company anticipates that suspension and standby costs will be minimized prospectively for the balance of the year as the mines return to full production levels anticipated at the beginning of the year. Further, the Company is assessing if any incremental COVID-19 costs are expected to become normal-course in a COVID-19 world. However, those costs are expected to be at levels lower than those experienced this quarter. The Company also anticipates that some of these increases may be offset by efficiencies gained during the period.

STRATEGIC DEVELOPMENTS, CONSTRUCTION DEVELOPMENTS AND ADVANCED STAGE PROJECTS

Agua Rica Feasibility Study Advancement and Integration Agreement

The Company continued to advance the integration of Agua Rica with Minera Alumbrera Limited ("Alumbrera") pursuant to the 2019 integration agreement entered into by the Company, Glencore International AG and Newmont Corporation (collectively the “Parties”), whereby the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Alumbrera. The integration gives the Company 56.25%  ownership in the joint Agua Rica and Alumbrera project ("Integrated Project"), which carries significantly less development risk, as certain infrastructure would not need to be constructed.

The integration is expected to be completed in the fourth quarter, after which, the Integrated Project would be managed as a combined operation. In addition to the considerable infrastructure, tailings system and processing plant available, there is also significant cash in the treasury at Alumbrera.

The Parties established a technical committee which is now advancing a full Feasibility Study of the Integrated Project, with updated mineral reserve, production and project cost estimates. The results of the Feasibility Study are expected during 2021.

The Jacobina Optimization Project

The Phase 1 optimization project, whose objective was to stabilize throughput at a sustainable 6,500 tpd, was completed in June of 2020. The project has exceeded expectations, with an average plant throughput of approximately 6,800 tpd achieved in both the second and third quarters. The Company has identified opportunities to further optimize the results and recoveries achieved in Phase 1 with a modest investment. Consequently, works commenced in the third quarter for the expansion of the gravity concentration circuit, with commissioning scheduled for mid-2021 and with an objective to optimize gold recovery at the higher throughput rate.

In addition to the incremental optimization of Phase 1, the Company is studying the increase in throughput to 8,500 tpd, referred to as the Phase 2 optimization. If implemented, the Phase 2 expansion is expected to increase annual gold production to approximately 230,000 ounces per year, reduce costs, and generate significantly more cash flow and attractive returns. The Company is currently working on the Phase 2 feasibility study, scheduled for completion in mid-2021.

Separately, Jacobina is studying the installation of a backfill plant to allow up to 2,000 tpd of tailings to be deposited in underground voids. Preliminary results indicate that the project has the potential to improve the way in which the Company manages the environment and environmental impact, extend the life of the existing tailings storage facility, and improve mining recovery, resulting in an increased conversion of mineral resources to mineral reserves. The Company is advancing the backfill project to a feasibility study, to be completed in early 2021.

Canadian Malartic (50% interest)

The Company continues to advance studies related to the underground project at Canadian Malartic, and the main focus of exploration during the third quarter was to provide support for an aggressive infill drill program at East Gouldie, where twelve diamond drill rigs completed 38,000 metres, designed to expand the mineral resource envelope with a 150 metre drill spacing. These twelve drill rigs are employed to define and expand underground mineral resources, with a target to complete 112,000 metres of definition drilling by year end. The drilling has established 44 new pierce points in a mineralized body 1,400 metres long and that extends from 700 metres below surface to 1,900 metres below surface. The pierce points include multiple stacked intercepts in two closely spaced parallel zones, East Gouldie North and South. A thirteenth drill rig is completing a vertical geotechnical drill hole in the area of a proposed shaft to access the mineralized zone. The Company and its partner have started the construction of surface infrastructure and an exploration ramp into Odyssey and East Malartic, with the purpose of eventually mining their respective upper zones and providing further exploration access to allow drilling in tighter spacing to continue studies to a greater detail. The new ramp will also provide the ability to carry out bulk sampling of up to 40,000 tonnes of ore. With governmental approval already in hand, construction of surface infrastructure and the portal in preparation for development of the ramp started in August of 2020, with a budget of C$6.0 million for 2020 on a 50% basis. The objective is to commence development of the ramp in the fourth quarter, which is anticipated to take approximately two years to complete. Exploration on the consolidated land package during the quarter resulted in an expansion of a mineralized zone in the East Amphi mine area, with some positive step out drilling on the Nessie zone, including the discovery of a deep zone subparallel to Nessie. Shallow drilling on the northern part of the Rand property has also indicated a new mineralized area located in sedimentary rocks north of the Piche Group. This area will see further exploration in the fourth quarter.

Equinox Shares Partial Disposal

During the third quarter, the Company sold 1,200,000 Equinox shares for proceeds of approximately C$20.5 million. Yamana now holds 6,000,000 Equinox shares, representing approximately 2.5% of the issued and outstanding shares, on a non-diluted basis.

GENERATIVE EXPLORATION PROGRAM AND STRATEGY

Exploration on the most prospective properties is a key to unlocking and creating value for shareholders. The Company has built significant land positions including projects that are at different stages of advancement in prospective mineral districts in all countries where it has producing assets, and it is pursuing advancing this portfolio through exploration projects in these countries. This effort allows for the rapid advancement of the highest value projects, while at the same time moving the most promising early-stage properties up the exploration pipeline. The following are key elements and objectives of the generative exploration program:

  Target the Company’s most advanced exploration projects while retaining the flexibility to prioritize other projects in the portfolio as and when merited by drill results.
  Add new inferred mineral resources of at least 1.5 million ounces of gold equivalent within the next three years to move at least one project towards a preliminary economic assessment.
  On a longer term basis, advance at least one project to a mineral inventory that is large enough to support a mine plan demonstrating positive economics with annual gold production of approximately 150,000 ounces for at least eight years.
  Advance both gold-only and copper-gold projects and, in the latter case, consider joint venture agreements aimed at increasing mineral resource and advancing the project to development while Yamana maintains an economic interest in the project.
  Evaluate the acquisition or investment in prospective exploration opportunities that align with Yamana’s objectives for capital allocation and financial results, jurisdiction quality, geology and operational expertise.

The generative exploration program is first focusing on the most advanced projects in Yamana’s portfolio while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. These project stages are categorized and defined as follows:

  Tier One - Projects with well-defined gold mineral resources and opportunities to grow to a potentially economic threshold in the next three years.
  Tier Two - Projects that have achieved significant drill intercepts and whose geology along with other factors support rapid resource growth.
  Tier Three - Highly prospective projects with known mineralization defined with rock and soil geochemistry that warrant future drill testing.

The Company is confident that its exploration pipeline includes projects that can meet its shorter-term objective of at least one project achieving 1.5 million ounces of gold in the inferred mineral resource category within three years as well as its longer-term objective of building at least one gold mineral resource that can support a mine with annual production of approximately 150,000 ounces per year for at least eight years.

The Company is focusing its exploration activities in part on the large land positions held within the Company, including projects that are at different stages of advancement in prospective mineral districts in all countries where it has producing assets and can leverage its technical and operational expertise, and it is pursuing advancing this portfolio through exploration projects in these countries. This effort will allow for the rapid advancement of the highest value projects, while at the same time moving the most promising early-stage properties up the exploration pipeline.

As a complement to the advancement of the internal exploration opportunities, the Company will consider the acquisition of earlier stage development assets or companies that align with Yamana’s objectives for capital allocation and financial results, jurisdiction, geology and operational expertise. Such opportunities would meet minimum requirements to achieve mineral reserve and mineral resource inventories of at least 1.5 million ounces supporting a mine life of at least eight years at a 150,000 ounce per year production rate. Furthermore, preference would be given to geological and operational characteristics where the Company has an identified expertise and excellent opportunities for value enhancement.

Such opportunities would also extend an existing regional presence or lead to that longer-term objective. Although the Company has an established portfolio of early-to-later-stage organic growth projects, the Company also considers it prudent to consider opportunities to extend regional presences in quality jurisdictions that offer geological and operational synergies and similarities to its current portfolio of assets.

During the third quarter, exploration drilling and related field activities ramped up gradually in most jurisdictions, as COVID-19 restrictions decreased. The following is an update of select projects in the Company's generative exploration program. A full generative exploration update will follow in the fourth quarter.

Monument Bay, Canada

Exploration at Monument Bay during the third quarter continued to advance the evaluation and definition of high-grade ore shoots at depth at the Twin Lakes resources as part of an assessment considering the project as an underground mine. Although startup of the 2020 summer field activity at Monument Bay was impacted by COVID-19 travel restrictions, the drilling program testing the depth extension of high-grade shoots at Twin Lakes is ongoing with one drill hole completed, and although assays are pending, there are visually positive results. A second hole is in progress. A total of 641 metres were drilled in the quarter and results are expected in November.

Domain, Canada

The Domain project is located near Oxford Lake in northeast Manitoba, comprising a 20,000-hectare property that is 100%-controlled by the Company. Interpretation of regional airborne magnetics together with government geological survey till geochemistry support a highly prospective environment for folded iron formation hosted gold.

The Company recently signed an exploration agreement with the Bunibonibee Cree Nation (“BCN”) that provides a framework for a cooperative, mutually respectful agreement supporting the advancement of exploration within the Traditional Territory of the BCN while providing employment and business opportunities to the BCN. Planning is underway to guide the consultation process for an initial field program in the fourth quarter and an aggressive exploration effort in 2021.

Lavra Velha, Brazil

Lavra Velha is a near surface advanced Tier 1 exploration project located in the Lavra Velha district in Brazil’s Bahia state. In the third quarter, the near surface mineral resource expansion and exploration program continued at Lavra Velha. Drilling in 2020 to the end of the quarter focused on Lavra Velha South and Southwest zones located immediately south of the established resource with positive drill results in both areas. Both mineral resource and exploratory drilling will continue in the fourth quarter.

Jacobina Norte, Brazil

The Jacobina Norte project, located in Brazil’s Bahia state just nine kilometres north of the Jacobina mine, is one of Yamana’s most promising, wholly-owned advancing exploration projects. Surface work in 2020 has defined a 4.3 kilometre trend at Barrocão Velho, a high priority target with surface workings and exposures of mineralized reefs with very limited drilling tests. Exploratory drilling on this target was initiated late in the third quarter and will continue to year end on this high priority area. Further surface exploration is underway and is expected to generate further drill targets along the 70 kilometre extent of the northern trend.

Borborema, Brazil

The Borborema project is a 25,000-hectare land package in the Borborema district in Brazil’s Pernambuco state. Drilling in the third quarter has extended the core massive sulphide zone to the east with 800 metres of strike now defined by drilling and surface exposure. Exploration will expand on the known intercepts and drill test other copper-gold soil anomalies to better define the size and nature of the asset.

KEY STATISTICS

Key financial and operating statistics for the third quarter 2020 are outlined in the following tables.

Financial Summary

	Three Months Ended September 30
(In millions of United States Dollars, except for per share and per unit amounts, unaudited)	2020	2019
Revenue	$439.4	$357.8
Cost of sales excluding depletion, depreciation and amortization	(166.6)	(163.4)
Depletion, depreciation and amortization	(106.9)	(112.6)
Total cost of sales	(273.5)	(276.0)
Temporary suspension, standby and other incremental COVID-19 costs	(8.6)	—
Mine operating earnings	157.3	81.8
General and administrative expenses	(21.4)	(21.8)
Exploration and evaluation expenses	(3.6)	(1.8)
Net earnings	55.6	201.3
Net earnings per share - basic and diluted (i)	0.06	0.21
Cash flow generated from operations after changes in non-cash working capital	215.0	157.4
Cash flow from operations before changes in non-cash working capital	199.0	152.4
Cash flows (used in) from investing activities	(47.7)	731.9
Cash flows used in financing activities	(17.8)	(884.5)
Revenue per ounce of gold	$1,910	$1,481
Revenue per ounce of silver	$24.58	$17.73
Average realized gold price per ounce	$1,910	$1,473
Average realized silver price per ounce	$24.58	$17.10

(i) For the three months ended September 30, 2020, the weighted average numbers of shares outstanding was 952,479,062 (basic) and 954,525,799 (diluted).

Operating Summary

Costs	Three Months Ended September 30
(In United States Dollars)	2020	2019
Per GEO(4) sold
Total cost of sales	$1,186	$1,148
Cash Costs(3)	$723	$674
AISC(3)	$1,096	$1,037

	Three Months Ended September 30
Gold Ounces Produced	2020	2019
Canadian Malartic (50%)	76,398	81,572
Jacobina	44,080	40,157
Cerro Moro	18,818	26,120
El Peñón	39,322	42,713
Minera Florida	23,153	17,590
TOTAL	201,772	208,152

	Three Months Ended September 30
Silver Ounces Produced	2020	2019
Cerro Moro	1,679,342	1,388,220
El Peñón	1,360,999	1,095,935
TOTAL	3,040,341	2,484,155

For a full discussion of Yamana’s operational and financial results, please refer to the Company’s third quarter 2020 Management’s Discussion and Analysis, which is available on the Company's website at www.yamana.com, and on SEDAR at www.sedar.com.

Third Quarter 2020 Conference Call

The Company will host a conference call and webcast on October 30, 2020, at 9:00 a.m. ET.

Toll Free (North America):	1-800-273-9672
Toronto Local and International:	416-340-2216
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	8127218#

The conference call replay will be available from 12:00 p.m. ET on October 30, 2020, until 11:59 p.m. ET on November 20, 2020.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

Tavistock (UK Public Relations)
Charles Vivian / Emily Moss
Telephone: +44 7977 297 903 / +44 778 855 4035
Email: yamana@tavistock.co.uk

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg  (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

End Notes

(1) Earnings for the three months ended September 30, 2020, were negatively impacted by $37.3 million of items that management believes may not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates. For a complete list of adjustments, refer to the "Summary of Certain Non-Cash and Other Items Included in Net Earnings" found in this press release.

(2) The Company has included certain non-GAAP performance measures in this press release. Detailed reconciliations for the cash flow metrics can be found at the end of this press release.

(3) A cautionary note regarding non-GAAP performance measures as well as detailed reconciliations are included in 'Section 11: Non-GAAP Performance Measures' of the Company's MD&A.

(4) GEO includes gold plus silver with silver converted to a gold equivalent at a ratio of 79.26:1 for the third quarter. The GEO ratio is calculated based on average market prices.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the outcome of various planned technical studies, production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws contained in Industry Guide 7. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) contained in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, issuers reporting pursuant to Industry Guide 7 report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies reporting pursuant to Industry Guide 7.

NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS AND SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash costs per GEO sold;
  All-in sustaining costs per GEO sold;
  Net debt;
  Net free cash flow;
  Free cash flow available for dividends and debt repayment;
  Average realized price per ounce of gold/silver sold; and
  Adjusted earnings

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

For definitions and descriptions of the non-GAAP measures, other than those noted and reconciled below and additional subtotals in financial statements, refer to Section 10: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of the Company's MD&A for the three months ended September 30, 2020.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “Cash Costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of Cash Costs and All-in Sustaining Costs (AISC), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms Cash Costs per GEO sold and AISC per GEO sold do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash Costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash Costs of operations. Cash Costs are computed on a weighted average basis as follows:

  Cash Costs per GEO sold - The total costs used as the numerator of the unitary calculation represent Cost of Sales excluding DDA, net of treatment and refining charges. These costs are then divided by GEO sold. Non-attributable costs will be allocated based on the relative value of revenues for each metal, which will be determined annually at the beginning of each year.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”) (a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC per sold seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent Cash Costs (defined above) and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

  AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the GEO production and sales activities.

NET DEBT

The Company uses the financial measure "Net Debt", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. When the cash and cash equivalent balance exceeds the total debt, the Company is in a "Net Cash" position. A reconciliation of Net Debt at September 30, 2020 and December 31, 2019 is provided in Section 10: of the MD&A for the three months ended September 30, 2020, which has been filed on SEDAR.

NET FREE CASH FLOW AND FREE CASH FLOW BEFORE DIVIDENDS AND DEBT REPAYMENT

The Company uses the financial measure "Net Free Cash Flow" and "Free Cash Flow before Dividends and Debt Repayments", which are non-GAAP financial measures, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow and Free Cash Flow do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash or to meet dividends and debt repayments. The presentation of Net Free Cash Flow and Free Cash Flow before Dividends and Debt Repayments are not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.

Net free cash flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements and other cash flows not related to current period production, less non-discretionary items such as sustaining capital expenditures, interest paid, payment of lease liabilities, and cash used in other financing activities. A reconciliation of Net Free Cash Flow is provided in Section 10: of the MD&A for the three months ended September 30, 2020 and comparable period of 2019 which has been filed on SEDAR.

Free Cash Flow before Dividends and Debt Repayment begins with Net Free Cash Flow and further adjusts for discretionary and other items that affect cash flow available for dividend and debt repayments such as expansionary and exploration capital expenditures,  cash flows used in other investing activities, and the effect of foreign exchange on non-USD denominated cash. A reconciliation of Free Cash Flow before Dividends and Debt Repayment is provided below:

Reconciliation of Cash Flows from Operating Activities to non-GAAP Measures	Three Months Ended September 30
(In millions of United States Dollars)	2020	2019
Cash flows from operating activities	$215.0	$157.4
Adjustments to operating cash flows:
Amortization of deferred revenue	2.3	6.4
Temporary suspension and standby costs	2.9	—
Other incremental COVID-19 costs	5.7	—
Other cash payments	8.0	8.3
Non-discretionary items related to the current period
Sustaining capital expenditures	(38.1)	(38.6)
Interest paid	(5.6)	(32.2)
Payment of lease liabilities	(4.4)	(4.0)
Cash used in other financing activities	(0.3)	(7.8)
Net free cash flow	$185.5	$89.5
Discretionary and other items impacting cash flow available for dividends and debt repayments
Expansionary and exploration capital expenditures	$(23.8)	$(44.1)
Cash flows used in other investing activities	(4.7)	(8.8)
Effect of foreign exchange of non-USD denominated cash	(0.1)	1.1
Free cash flow available for dividends and debt repayments	$156.8	$37.7

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price" and "average realized silver price" which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold and silver divided by the quantity of the respective units of metals sold, i.e. gold ounce and silver ounce. Reconciliations of average realized metal prices to revenue are provided in Section 10: of the MD&A for the three months ended September 30, 2020 and comparable period of 2019, which has been filed on SEDAR.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its Consolidated Annual Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax assets and liabilities on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains)/ losses on other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future period's results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following additional line items and subtotals in the Consolidated Financial Statements as contemplated in IAS 1: Presentation of Financial Statements:

  Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
  Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
  Operating earnings — represents the amount of earnings before net finance income/expense and income tax recovery/expense. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.
  Cash flows from operating activities before income taxes paid and net change in working capital — excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.
  Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.